SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that it was received, on November 10, 2015, a Official Letter of the Comissão de Valores Mobiliários ("CVM") No. 455/2015/CVM/SEP/GEA-1, requesting clarification relating to the news disclosed by the news agency Reuters Brasil, Business Section, under the title: “CELG sales arouses interest, but the market fear a high price at auction.”

In response to the Official Letter in question, the Company clarifies its shareholders and the market in general as the Market Announcement published on May 7, 2015; May 14, 2015 and October 22, 2015:

1.       The conditions for sale of control of CELG-D such as price, must be approved by the CND – Conselho Nacional de Desestatização and also by the control bodies and the decision-making bodies of Eletrobras;

2.       All evaluations regarding the mentioned operation are in progress;

3.       BNDES, through Decree No. 8449, of May 13, 2015 has been designated as responsible for hiring the services and provide the technical support necessary to conduct the sale of CELG D shares owned by

Eletrobras. In addition, according to Law No. 9491 of 1997, BNDES is the FND manager;

4.       Thereby, there is no new fact to be informed to the market, since it was not completed the studies of the sale of control of CELG D.

The Company will keep the market informed about the information regarding the CELG D.

Rio de Janeiro, November 10, 2015.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Ofício n.º 455/2015/CVM/SEP/GEA-1

Rio de Janeiro, November 9, 2015.

To sir

Armando Casado de Araújo

CFO and Investor Relations Officer of

CENTRAIS ELETRICAS BRASILEIRAS SA

Av. Presidente Vargas, 409 - 13º andar - Centro

Rio de Janeiro – RJ   CEP 20071-003

Tel: (21) 2514-6435 / Fax: (21) 2514-5714

E-mail: paula.rodrigues@eletrobras.com

Subject: Clarification request

Dear CFO

We refer to the News published on this date, in Reuters Brasil, Business Section, entitled “Celg sale evokes interest, but market fears high prices at auction”, which are reported, among others matters, the following claims:

 “The intention of the state company Eletrobras to sell the power distribution Celg, which attends the estate of Goias, has been calling the market’s attention, but the first speculated values were considered elevated by Equatorial Energia and CPFL , two of the biggest takers.

Eletrobras expects collect until R$ 5 billion on this business, said a near source of the negotiations to Reuters at the end of October.

 ‘Equatorial is interested and eyeing... study entering alone or in partnership, on the condition that the values be settled. Considered too high (the R$ 5 billion) the value of the asset and other operational uncertainties”, said to Reuters another source that has a direct knowledge of the matter, in condition of anonymity.

Eletropaulo presented the Market value of R$ 1.67 billion on the third audited quarter.

The partner-director of LMDM Consultoria, Diogo Mac de Faria, also said to Reuters that, if the R$ 5 billion price is carried on, could have an empty event.

‘They are already pricing the CELG as if it were run by a private company, efficient, trying to absorb 'in sight' full potential of the company's cash generation. Thus, the business is not attractive to anyone.’

Considering the exposed, we determine that Your Excellency clarifies if the news are true, and, if confirmed its veracity, must explain the reasons why did not deal with it as a relevant fact.

Please be advised that the requested event must be sent through the IPE System, category Notice to the Market, type Clarifications on CVM / BOVESPA consultations including reference to this craft.

MARKET ANNOUNCEMENT

It is important to highlight that by article third (3º) of CVM instruction nº 358/02, accomplish to Investor Relations Officer disclose and communicate to CVM and, if applicable, to Stock Exchange and organized market in which securities issued by the company are admitted to negotiation, any act or relevant fact occurred or related to their business, such as watch over for its wide and immediate propagation, concurrently in all markets in which those securities be admitted to negotiation.

We alert that, the order of Superintendence of Corporate Relations, in use of legal assignments and, with fundamental in cut II, of article 9, of Law 6,385/76, and in CVM nº 452/07, will fit the determination of the application comminatory fine, valued in R$ 1,000 (a thousand reais), without injury of others sanctions, for do not fulfill the demand enclosed in this trade, it is deadlines in one weekday, counting on the knowledge of this expedient, also sent by fax and e-mail.

Sincerely,

Nilza Maria Silva de Oliveira

Management of Comissão de Valores Imobiliários

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.